

Mail Stop 3030

August 31, 2009

Via U S Mail and FAX [ 81-3-3214-7711 ]

Mr. Yuichi Kurita
Director and Managing Executive Officer
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2 Marunouchi
Chiyoda-ku
Tokyo 100-0005 Japan

      **Re:    Advantest Corporation**
              **Form 20-F for the fiscal year ended March 31, 2009**
              **Filed on  June 26, 2009**
              **File No.  1-15236**

Dear Mr. Kurita:

      We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 20-F for the fiscal year ended March 31, 2009**

Item 5. Operating and Financial Review

Non-recurring Charges Related to Cost Reduction Initiatives, page 35

Impairment of Long-Lived Assets, page 39

1.      We note your discussion on pages 35 and 39 about concerns over the prolonged deterioration of your business environment in fiscal 2008 and the implementation of an organizational restructuring that resulted in inventory write-downs of ¥9 million, voluntary retirement benefits of ¥5 million and impairment losses on long-lived assets and goodwill of approximately ¥14 million.  Please tell us and disclose in future filings the methodologies and significant assumptions used to determine the amounts of the restructuring and impairment charges.  In addition, tell us how these amounts agree with the amounts included in your statements of operations and cash flows on pages F-6 and F-8.

2.      In addition, tell us where you have disclosed the "organizational restructuring" and all related charges in the footnotes to your financial statements.


Item 18.  Financial Statements

Note (1)(k) Impairment of Long-Lived Assets,  page F-12

Note (5) Property, Plant and Equipment, page F-18

3.      Please tell us and disclose in future filings the specific long-lived assets that were impaired. In addition, clarify the circumstances that resulted in the impairment of these assets and how you determined that amount of impairment.  Clarify the methodology and assumptions used to determine the amount of impairment for each of the long-lived assets.

Note (7)  Investment Securities,  page F-19

4.      Please tell how you determined the amount of the impairment loss of ¥ 3 million on your available-for-sale equity securities and how you concluded that this loss was "other-than –temporary."

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief